Exhibit 99.1

500.com Limited Special Committee Retains Legal Advisors

January 16, 2020

SHENZHEN, China, January 16, 2019 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) ("500.com" or the "Company"), a leading online sports lottery service provider in China, today announced that the Special Investigation Committee (“SIC”) formed by the Company's Board of Directors (the "Board") has retained King & Wood Mallesons LLP as legal advisor to assist with the internal investigation into the role played by the Company’s former external consultants in the alleged illegal money transfers following their arrest by the Tokyo District Public Prosecutors Office.

Concurrently, Ms. Amy Yang Zhou, General Manager of the International Collaboration Department of Tsinghua Unigroup, has stepped down from her position on the SIC as other professional commitments prevents her from regularly attending the committee meetings. The SIC of the Board is now composed of Mr. Shengwu Wu, Chairman of the Board, and Mr. Honghui Deng and Ms. Angel Yan Ki Wong, each an independent director.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com